SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1     NICE Recognized as a Leading Innovator in Customer Experience by TMC CUSTOMER Magazine, Dated January 3, 2017

99.2     NICE Speech and Desktop Analytics Help Orange Poland Transform its Customer Service, Dated January 4, 2017

99.3     NICE Continues to Lead WFO Market According to Top Analyst Firm, Dated January 5, 2017

99.4     Frost & Sullivan Recognizes inContact as 2016 Leader in the North America Hosted/Cloud Markets, Dated January 5, 2017

99.5     NICE Introduces Nexidia Analytics – the Next Generation of Interaction Analytics, Dated January 10, 2017

99.6     It's Time to Re-Invent Customer Service. NICE Global Webinar Series Presents Expert Insights on How to Achieve This, Dated January 12, 2017

99.7     NICE Engage Receives Microsoft Skype for Business Certification, Dated January 17, 2017

99.8     International Financial Technology Company Selects inContact to Drive Customer Service Results and Fuel Growth, Dated January 23, 2017

99.9     Gartner Recognizes NICE as a Leader in New Magic Quadrant for Workforce Engagement Management, Positioned Highest in Execution and Furthest in Vision, Dated January 23, 2017

100.0   NICE Actimize Launches Quality Assurance and Productivity Studio Solutions to Improve Operational Efficiencies for Risk and Compliance Teams, Dated December 24, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel

Dated: February 8, 2016

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1     NICE Recognized as a Leading Innovator in Customer Experience by TMC CUSTOMER Magazine, Dated January 3, 2017

99.2     NICE Speech and Desktop Analytics Help Orange Poland Transform its Customer Service, Dated January 4, 2017

99.3     NICE Continues to Lead WFO Market According to Top Analyst Firm, Dated January 5, 2017

99.4     Frost & Sullivan Recognizes inContact as 2016 Leader in the North America Hosted/Cloud Markets, Dated January 5, 2017

99.5     NICE Introduces Nexidia Analytics – the Next Generation of Interaction Analytics, Dated January 10, 2017

99.6     It's Time to Re-Invent Customer Service. NICE Global Webinar Series Presents Expert Insights on How to Achieve This, Dated January 12, 2017

99.7     NICE Engage Receives Microsoft Skype for Business Certification, Dated January 17, 2017

99.8     International Financial Technology Company Selects inContact to Drive Customer Service Results and Fuel Growth, Dated January 23, 2017

99.9     Gartner Recognizes NICE as a Leader in New Magic Quadrant for Workforce Engagement Management, Positioned Highest in Execution and Furthest in Vision, Dated January 23, 2017

100.0   NICE Actimize Launches Quality Assurance and Productivity Studio Solutions to Improve Operational Efficiencies for Risk and Compliance Teams, Dated December 24, 2016